

December 17, 2013

<u>Via E-mail</u>
Man Keung Wai
Chief Executive Officer
Chinawe.com Inc.
Room 1208, Block A
Fuk Keung Industrial Building
66-68 Tong Mei Road
Kowloon, Hong Kong

> **Re:** **Chinawe.com Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 000-29169**

Dear Mr. Wai:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Cover Page

1. The staff notes that you have not submitted electronically and posted on your corporate Web site every Interactive Data File required to be submitted and posted during the preceding 12 months. Please file this information pursuant to Rule 405 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief